________                                           ______________

FORM 4    U.S. Securities and Exchange Commission    OMB APPROVAL
________      Washington, D.C.  20549             ______________

[ ] Check this box if no longer       OMB Number 3235-0287
    subject to Section 16. Form       Expires: February 1, 1994
    4 or Form 5 obligations may       Estimated average burden
    continue. See Instruction 1(b)        hours per response... 0.5
                     _________________________

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting  2. Issuer Name and Ticker
           Person                        or Trading Symbol

    Golsen, Steven J.                     LSB Industries, Inc. (LSB)
    _______________________
   (Last) (First)  (Middle)              3.  IRS or Social Security
                                             No. of Reporting Person
     16 South Pennsylvania               (Voluntary)
     Post Office Box 705
    ____________________________________         ###-##-####
          (Street)

    Oklahoma City, Oklahoma  73101
    ____________________________________
    (City)         (State)     (Zip)

4. Statement for Month/Year:  December, 1995

5. If Amendment,Date of Original (Month/Year):

6. Relationship of Reporting Person to Issuer Check all applicable)

____ Director        X 10% Owner     ____ Officer (give title below)
____ Other (specify below)


                ___________________________________
__________________________________________________________________
Table I - Non-Derivative Securities Acquired, Disposed Of,
          or Beneficially Owned
__________________________________________________________________



1. Title of   2. Transaction  3.  Transaction  4. Securities Acquired
   Security      Date (Month/          Code       (A) or Disposed of
   Day/Year)    (Instr. 8)                        (D)(Instr. 3, 4, 5)
                                   Code     V      Amount   (A)  Price
                                                            or
                                                            (D)

Common Stock         -             -               -        -      -
Common Stock         -             -               -        -      -
Common Stock      12/01/95          P              1,000    A     $3.875
Common Stock      12/04/95          P              1,000    A     $3.875
Common Stock      12/04/95          P              1,000    A     $3.75
Common Stock      12/05/95          P              3,000    A     $3.75



5.  Amount of       6.  Ownership Form:      7.  Nature of
    Securities          Direct (D) or            Indirect
    Beneficially        Indirect (I)             Beneficial
    Owned at End        (Instr. 4)               Ownership
    of Month                                    (Instr. 4)
    (Instr. 3 & 4)

      204,934(4)           D                 -
       55,908              I                As Trustee(1)
         -                 I                By SBL(2)
         -                 I                By SBL(2)
         -                 I                By SBL(2)
    1,098,299(6)           I                By SBL(2)
_____________________________________________________________________
Reminder: Report on a separate line for each                Page 1 of 2
          class of securities beneficially                 SEC 1474 (3/91)
           owned directly or indirectly
                           (Print or Type Response)

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed
                              of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
_______________________________________________________________________


1.  Title of  2. Conversion  3. Transaction  4. Transaction  5. Number of
    Security     or Exercise    Date            Code            Derivative
   (Instr. 3)    Price of      (Month/Day/      (Instr. 8)      Securities
                 Derivative       Year)         Code    V       Acquired (A)
                 Security                                       or Disposed
                                                                (A)     (D)
Preferred "B"        (3)           -             -               -
Preferred "C"      $11.55       12/06/95         P             1,000
Preferred "C"      $11.55       12/06/95         P               500
Preferred "C"      $11.55       12/07/95         P             1,000
Preferred "C"      $11.55       12/11/95         P             1,000
Preferred "C"      $11.55       12/12/95         P             2,000
Preferred "C"      $11.55       12/13/95         P             2,000
Preferred "C"      $11.55       12/14/95         P             1,000
Preferred "C"      $11.55       12/15/95         P             2,000
Preferred "C"      $11.55       12/18/95         P             1,000


6. Date Exercisable      7. Title and Amount of        8. Price of
   and Expiration           Underlying Securities         Derivative
   Date                     (Instr. 3 and 4)              Security
   (Month/Day/Year)                  Amount             (Instr. 5)
   Date     Expir-                     or
   Exer-    ation                   No. of
   cisable  Date         Title      Shares

    (3)    (3)         Common    533,333               -
    (4)    (4)         Common      4,329              $31.50
    (4)    (4)         Common      2,165              $32.25
    (4)    (4)         Common      4,329              $32.25
    (4)    (4)         Common      4,329              $32.00
    (4)    (4)         Common      8,658              $32.00
    (4)    (4)         Common      8,658              $32.00
    (4)    (4)         Common      4,329              $32.00
    (4)    (4)         Common      8,658              $32.00
    (4)    (4)         Common      4,329              $32.25


9.  Number of       10.  Ownership Form 11.  Nature of Indirect
    Derivative           of Derivative       Beneficial Owner-
    Securities           Security:           ship (Instr. 4)
    Beneficially         Direct (D) or
    Owned at End         Indirect (I)
    of Month             (Instr. 4)
    (Instr. 4)

    16,000(6)              I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
    24,150                 I                 By SBL(2)
__________________________

Explanation of Responses:

(1) These shares are held of record by six trusts established for the benefit of the grandchildren of Jack E. Golsen and Sylvia H. Golsen. Steven J. Golsen is one of the three trustees for the trusts established for the benefit of each of such grandchildren.

(2) SBL Corporation ("SBL") is wholly owned by Sylvia Golsen (40% owner), Barry Golsen (son and 20% owner), Steven Golsen (son and 20% owner), and Linda Rappaport (daughter and 20% owner).

(3)  Each share of the Company's Series "B" 12% Cumulative
     Preferred Stock is convertible, at the option of the holder, into 33.3333 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(4) Each share of the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 is convertible at the option of the holder into 4.329 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(5) Incentive Stock Option ("ISO") granted by the Company to Steven J. Golsen under the Company's Incentive Stock Option Plans. Each ISO is for a term of five years from the date of grant. Each ISO vests at the end of year one through year four in the following amounts: 20%, 20%, 30% and 30%. The option is fully vested at the end of year four. An ISO for 10,000 shares of Common Stock exercisable at $3.44, with an expiration date of June 1, 1997, was granted on June 1, 1992. Mr. Golsen has previously acquired 2,000 shares under the ISO granted on June 1, 1992, leaving 8,000 shares remaining to be acquired under such ISO as of the close of business on October 31, 1995.

(6) The number of shares includes 60,600 shares of Common Stock and 4,000 shares of Preferred "B" owned of record by Golsen Petroleum Corporation, the wholly owned subsidiary of SBL.


**Intentional misstatements or omissions
  of facts constitute Federal Criminal
  Violations.
                                 /s/ Steven J. Golsen   January 10, 1996
                              _______________________    _______________
  See 18 U.S.C. 1001 and     **Signature of Reporting          Date
  15 U.S.C. 78ff(a).                    Person
                                  Steven J. Golsen


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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MBEN\K-M\LSB\FORMS345\EDGAR\12-95F4.SJG
                                                            SEC 1474 (3/91)